Filed Pursuant to Rule 424(b)(3)

Registration No. 333-104800

Prospectus Supplement No. 6

(To Prospectus Dated June 2, 2003)

This prospectus supplement relates to the resale by the holders of our warrants and the shares of Class A common stock issuable upon exercise of the warrants, each warrant entitling the holder to purchase 14.0953 shares of our Class A common stock at an exercise price of $0.01 per share.

You should read this prospectus supplement together with the prospectus dated June 2, 2003, which is to be delivered with this prospectus supplement. The terms of the warrants are set forth in the prospectus.

The table below sets forth additional information concerning beneficial ownership of the warrants and the shares of Class A common stock issuable upon exercise of the warrants, and supplements and amends the table appearing under “Selling Securityholders” beginning on page 11 of the prospectus. To the extent that a selling securityholder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding the selling securityholder updates and amends the information in the prospectus.

Name	Number of Warrants Beneficially Owned that may be Sold	Shares of Class A Common Stock Issuable upon Exercise that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before Offering		Shares of Class A Common Stock Beneficially Owned After Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
Credit Suisse First Boston LLC (5)	11,765	165,831	165,831	*	0	*
CRT Capital Group LLC (5)(6)	1,000	14,095	14,095	*	0	*
Sagamore Hill Hub Fund LTD (7)	15,250	214,953	214,953	*	0	*

*	Indicates less than 1%.
(1)	Assumes exercise of the entire amount of warrants held by the selling securityholder at the rate of 14.0953 shares of our Class A common stock per warrant. The number of shares of Class A common stock issuable upon exercise of the Warrants may be adjusted under circumstances described under “Description of Warrants.” Under the terms of the warrants, cash will be paid instead of issuing any fractional shares.
(2)	Includes outstanding shares of Class A common stock and shares of Class A common stock that the selling securityholder has the right to acquire upon conversion of our 2.25% Convertible Notes Due 2009, 5.0% Convertible Notes Due 2010 and 3.25% Convertible Notes Due 2010.
(3)	Based on 223,464,927 shares of Class A common stock outstanding as of May 6, 2004.
(4)	We cannot estimate the amount of warrants or the number of shares of Class A common stock issuable upon exercise of the warrants that will be beneficially owned by the selling securityholders after any offering by the selling securityholders because they may sell all or some portion of the warrants or the shares of Class A common stock beneficially owned by them. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares of Class A common stock covered by this prospectus will be held by the selling stockholders.
(5)	This selling securityholder has identified itself as a registered broker-dealer, and accordingly it is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.
(6)	C. Michael Vaughn, J. Christopher Young and Robert P. Lee have voting and investment control over the securities owned by this selling securityholder.
(7)	Sagamore Hill Capital Management, L.P. acts as the investment manager of Sagamore Hill Hub Fund LTD and has voting and investment control over the securities beneficially owned by this selling securityholder. Steven H. Bloom is the manager of the general partner of Sagamore Hill Capital Management, L.P. Mr. Bloom and Sagamore Hill Capital Management, L.P. disclaim beneficial ownership of the securities held by this selling securityholder except for their pecuniary interests therein.

Investing in the warrants and our Class A common stock involves a high degree of risk.

See “Risk Factors” beginning on page 4 of the prospectus.

We will not receive any of proceeds from the sale of warrants or Class A common stock by the selling securityholders other than the exercise price of the warrants. The selling securityholders may sell the warrants or Class A common stock either directly or through underwriters, broker-dealers or agents and in one or more transactions at market prices prevailing at the time of sale or at negotiated prices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 28, 2004.